Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for March 31, 20251

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Financial Position

	As at March 31		As at December 31
	2025	2024	2024
	Unaudited	Unaudited	Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	805	113	1,962
Trade and other receivables	475	554	426
	1,280	667	2,388
Non-current assets:
Investment in equity accounted investee	322,479	263,764	312,190
	323,759	264,431	314,578

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	485	1,509	1,125
	485	1,509	1,125

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Capital notes	46,933	46,933	46,933
Accumulated profit	171,225	110,873	161,404
	323,274	262,922	313,453
	323,759	264,431	314,578

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language version was published by Ellomay Capital Ltd. in Israel and is available upon request.

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Comprehensive Income

	Three Months ended March 31		Year ended December 31
	2025	2024	2024
	Unaudited		Audited
	NIS in thousands

Other income, net	-	-	10,451
General and administrative expenses	(308)	(555)	(2,089)
Financing expenses	(160)	(147)	(530)
Share of profits of equity accounted investee	10,289	12,095	83,959
Total comprehensive income for the period	9,821	11,393	91,791

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Changes in Equity

	Share Capital	Capital Notes	Share Premium	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2025 (audited)	*	46,933	105,116	161,404	313,453
Transaction during the three-month period ended March 31, 2025 (unaudited) –
Total comprehensive income for the period	-	-	-	9,821	9,821
Balance as at March 31, 2025 (unaudited)	*	46,933	105,116	171,225	323,274

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the three-month period ended March 31, 2024 (unaudited) –
Total comprehensive income for the period	-	-	-	11,393	11,393
Balance as at March 31, 2024 (unaudited)	*	46,933	105,116	110,873	262,922

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the year ended December 31, 2024 (audited) –
Dividend	-	-	-	(29,867)	(29,867)
Total comprehensive income for the period	-	-	-	91,791	91,791
Balance as at December 31, 2024 (audited)	*	46,933	105,116	161,404	313,453

*	Represents an amount less than NIS 1 thousand

Ellomay Luzon Energy Infrastructures Ltd.

Condensed Statements of Cash Flows

	Three months ended March 31		Year ended December 31
	2025	2024	2024
	Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit for the period	9,821	11,393	91,791

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	160	147	530
Company’s share of profits of equity accounted investee	(10,289)	(12,095)	(83,959)
	(10,129)	(11,948)	(83,429)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	(209)	459	204
Increase (decrease) in trade, related parties and other payables	(640)	129	(255)
	(849)	588	(51)

Net cash provided by (used for) operating activities	(1,157)	33	8,311

Cash flows from investing activities -
Dividend from equity accounted investee	-	-	23,438
Net cash provided by investing activities	-	-	23,438

Cash flows from financing activities -
Dividend paid	-	-	(29,867)
Net cash used for financing activities	-	-	(29,867)

Change in cash and cash equivalents	(1,157)	33	1,882
Cash and cash equivalents at the beginning of the period	1,962	80	80
Cash and cash equivalents at the end of the period	805	113	1,962

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